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                                                                    EXHIBIT 6.14


                     [MCGOWEN RESOURCES COMPANY LETTERHEAD]

                                April 26, 2000

         Montgomery Petroleum, Inc.
         965 One Energy Square
         4925 Greenville Ave.
         Dallas, TX 75206

         Attn: Mr. Michael E. Montgomery

                               EXCHANGE AGREEMENT

         Parties
                  McGowen Resources Company, Inc. (MCGR)
                  James P. McGowen (JPM)
                  Michael E. Montgomery (MEM)

         Effective Date
                  May 1, 2000

         Closing
                  On or before May 10, 2000 in Dallas, Texas



                  JPM is the owner of both common and preferred shares of MCGR and serves as its President and Chairman. MEM is the owner of certain oil and gas properties, more particularly described in Exhibit A attached hereto.

                  MCGR is a publicly-traded oil and gas company which owns (1) certain oil and gas properties including but not limited to those described in Exhibit B attached hereto: (2) certain office equipment located at 634 Preston Royal Shopping Center, Suite 205, Dallas, TX 75230; (3) certain Certificates of Deposit (used as plugging bonds) totaling $35,000 in face value; (4) certain bank accounts as described in Exhibit C attached hereto; (5) certain brokerage accounts as described in Exhibit D attached hereto; (6) all of the stock of MCGR Holdings Company, Inc.; (7) all of the stock of MCGR Operating Company, Inc.; and (8) other assets, whether included or not in the foregoing recitals. MCGR also has the liabilities listed on its audited financial statement attached as Exhibit E hereto, including but not limited to a bank debt of approximately $4,000,000 to Compass Bank; certain vendor debts of approximately $80,000; a debt of approximately $174,137 to JPM; and a contingent liability arising from a Kansas lawsuit styled as McC Oil Company v. Texcal Oil Inc. & McGowen Resources Company, Inc. and a lawsuit for less than $15,000 for a disputed vendor debt in Tulsa County, Oklahoma.

                  MEM has agreed at closing to deliver to JPM $100,000 cash in exchange for 1,666,666 shares of MCGR preferred stock, restricted per Rule 144 (convertible to 10 million shares of MCGR common stock).

                  MCGR agrees at closing to deliver to JPM (1) all of the stock, receivables, assets and liabilities of MCGR Operating Company, Inc.; and (2) all of the furniture, office equipment, supplies, etc. located at 634 Preston Royal Shopping Center, Suite 205, Dallas, TX. In consideration thereof JPM agrees at closing to (a) assume MCGR's office


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         lease, as well as any equipment leases in effect at that time for equipment located on MCGR's office premises; and (b) forgive the outstanding debt of $174,137.

                  MEM agrees at closing to deliver to MCGR all of the assets listed on Exhibit A attached hereto. MCGR agrees at closing to deliver to MEM 1,000,000 shares of MCGR common stock, restricted per Rule 144 of the Securities Act of 1937.

                  In addition, at closing JPM agrees to resign as President and Chairman of MCGR and will recommend MEM to the Board of Directors as his replacement. JPM, subject to approval of the shareholders, will remain as a Director of MCGR.

                  JPM also agrees to deliver to MEM at closing a proxy allowing MEM to have voting rights for any shares owned by JPM.

                  It is recognized that the MCGR Board of Directors may decide to alter the capital structure of its company at any time. If such splits, reverse splits or other restructuring of MCGR's capital structure occur, all the covenants herein shall be proportionately adjusted to such restructuring.

                  MCGR and JPM represent to MEM that:

                  1. No other person or persons have any claim, right, title, interest, or lien in, to, or on JPM's stock which is to be exchanged to MEM.

                  2. MCGR is a corporation duly organized, validly existing, and in good standing under the laws of Utah and is qualified to do business in the states in which MCGR owns properties. MCGR has all the requisite power and authority to own, operate and carry on its business as now being conducted.

                  3. MCGR has no undisclosed interest in any other corporation, partnership, firm or business other than those disclosed to MEM.

                  4. All federal, state, local, ad valorem, excise, sales, use, payroll, unemployment, and other taxes and assessments that are due and payable by MCGR have, to the best of JPM's knowledge, been properly computed, duly reported, fully paid and discharged, or shall be at the time of Closing.

                  5. MCGR is not in default or in violation of any law, regulation, court order, or order of any federal, state, municipal, or other governmental instrumentality that would materially adversely affect its business.

                  6. There are no undisclosed pending, outstanding, or threatened claims, legal, administrative, or other proceedings; or suits, investigations, inquiries, complaints, notices of violation, judgments, injunctions, orders, directives, or restrictions against or involving MCGR or any of the assets, properties, or business of MCGR or any of MCGR's officers, directors, employees, or stockholders to the best of JPM's knowledge that will materially adversely affect MCGR, its assets, properties, or business.

                  7. The undersigned have full power and authority to execute, deliver, and/or consummate this Agreement on behalf of MCGR. All reports and returns required to be filed with any government and regulatory agency with respect to this transaction have been properly filed. Except as otherwise disclosed in this Agreement, no notice or approval by any other person, firm or entity,


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                      including governmental authorities, is required to
                      consummate the transaction contemplated by this agreement.

                  Within 30 days after closing MEM and MCGR agree that the name of MCGR will be changed so that the name "McGowen" is not included or part of the new name of the company.

                  MEM may terminate this agreement at any time before closing without penalty and such termination shall not be cause for damages, real or liquidated.

                  The terms of this agreement are to be held confidential. No information, other than the terms released by MCGR to the public shall be released by any party at any time to anyone without the consent of all the parties hereto.

                  The foregoing terms and conditions reflect the agreement of the undersigned parties on this 26th day of April, 2000.


                                          McGowen Resources Company, Inc. (MCGR)

                                          /s/ W.J. WEAVER, JR.
                                          --------------------------------------
                                          W.J. Weaver, Jr., Secretary


                                          /s/ MICHAEL E. MONTGOMERY
                                          --------------------------------------
                                          Michael E. Montgomery (MEM)


                                          /s/ JAMES P. MCGOWEN
                                          --------------------------------------
                                          James P. McGowen (JPM)